Exhibit 99.1

# Heritage Commerce Corp Earns $2.1 Million in Second Quarter 2011;
## Continued Credit Quality Improvement

San Jose, CA – July 28, 2011 – **Heritage Commerce Corp (Nasdaq: HTBK)**, the holding company ("the Company") for Heritage Bank of Commerce ("the Bank"), today reported that improved credit quality and lower operating expenses contributed to second quarter and year-to-date profitability. For the second quarter ended June 30, 2011, net income grew to $2.1 million from a net loss of ($54.1) million in the second quarter a year ago, which included a $43.2 million non-cash goodwill impairment charge. After accrued dividends and discount accretion on preferred stock, the Company reported net income allocable to common shareholders of $1.5 million, or $0.05 per average diluted common share, for the second quarter of 2011, compared to a net loss allocable to common shareholders of ($55.1) million, or ($4.66) per average diluted common share, for the second quarter a year ago. For the six months ended June 30, 2011, net income allocable to common shareholders was $2.5 million, or $0.08 per average diluted common share. For the six months ended June 30, 2010, the net loss allocable to common shareholders was ($59.8) million, or ($5.06) per average diluted common share. All results are unaudited.

"We have continued to make progress in the second quarter of 2011 by improving operating results through lower operating costs, lower deposit costs and continued credit quality improvement," said Walter Kaczmarek, President and Chief Executive Officer. "Our second quarter results marks the fourth consecutive quarter of profitability."

**Second Quarter 2011 Highlights** (at or for the periods ended June 30, 2011, compared to June 30, 2010, and March 31, 2011)

◆ The Company reported net income allocable to common shareholders of $1.5 million, or $0.05 per average diluted common share, for the second quarter of 2011.

◆ Nonperforming assets declined 59% year-over-year to $24.5 million, or 1.94% of total assets at June 30, 2011, from $60.1 million, or 4.61% of total assets at June 30, 2010, and declined 11% from $27.5 million, or 2.19% of total assets at March 31, 2011.

◆ Noninterest-bearing demand deposits rose by 34% to $333.2 million at June 30, 2011 from $249.0 million at June 30, 2010, and by 3% from $325.1 million at March 31, 2011.

◆ The total cost of deposits decreased 39 basis points to 0.42% during the second quarter of 2011 from 0.81% during the second quarter of 2010, as a result of a reduction in higher-cost wholesale deposits and growth in noninterest-bearing demand deposits.

◆ The net interest margin increased 11 basis points to 3.95% in the second quarter of 2011, from 3.84% in the second quarter of 2010, and remained flat compared to the first quarter of 2011.

◆ Capital ratios substantially exceed regulatory requirements for a well-capitalized financial institution at both a holding company and bank level at June 30, 2011:

◆ Capital ratios substantially exceed regulatory requirements for a well-capitalized financial institution, both at the holding company level and the bank level at June 30, 2011:

| Capital Ratios | Well-Capitalized Regulatory Guidelines | Heritage Commerce Corp | Heritage Bank of Commerce |
|---|---|---|---|
| Total Risk-Based | 10.0% | 22.0% | 19.5% |
| Tier 1 Risk-Based | 6.0% | 20.8% | 18.2% |
| Leverage | 5.0% | 15.5% | 13.6% |

◆ The Company paid all the deferred interest payments on its outstanding trust preferred subordinated debt securities that it had previously accrued. The cash payment of the deferred interest did not impact the Company's earnings for the three or six month periods ended June 30, 2011.

◆ Heritage Commerce Corp was added to the Russell 3000 and Russell 2000 Indexes at the end of the second quarter, 2011.

◆ Regulators issued a joint order in June 2011, terminating the regulatory Written Agreement as a result of the continued improvement of the Company's and the Bank's financial condition.

**Balance Sheet Review, Credit Quality and Capital Management**

Heritage Commerce Corp's total assets decreased 3% to $1.26 billion at June 30, 2011, from $1.30 billion a year ago, and remained relatively flat compared to $1.26 billion for March 31, 2011.

The investment securities portfolio totaled $303.0 million at June 30, 2011, an increase of 113% from $142.2 million at June 30, 2010, and an increase of 21% from $250.1 million at March 31, 2011. At June 30, 2011, the investment portfolio was comprised of agency mortgage-backed securities, all of which were issued by U. S. Government sponsored entities. During the second quarter of 2011, $56.0 million of agency mortgage-backed securities yielding approximately 3.49% with an average duration of approximately 4.46 years were added to the portfolio.

"Loan demand is still below pre-recession levels, as businesses continue to fund operations from current cash flow and defer hiring decisions and capital investments. That being said, we are in an excellent position to expand our lending program to meet the demands of our credit-worthy customers, as the recovery continues to emerge," said Mr. Kaczmarek.

The total loan portfolio remains well-diversified with commercial and industrial loans accounting for 46% of the portfolio at June 30, 2011. Commercial and residential real estate loans accounted for 40% of the total loan portfolio, of which 52% were owner-occupied by businesses. Land and construction loans continued to decrease, accounting for 5% of the total loan portfolio at June 30, 2011, compared to 12% at June 30, 2010, and 6% of the total loan portfolio at March 31, 2011. Consumer and home equity loans accounted for the remaining 9% of the total loan portfolio at June 30, 2011. The yield on the loan portfolio was 5.31% in the second quarter of 2011, compared to 5.09% in the same period in 2010, and 5.28% for the first quarter of 2011. Loans, excluding loans held-for-sale, decreased 17% to $782.1 million at June 30, 2011, from $937.8 million a year ago, and declined 3% from $803.4 million at March 31, 2011.

"Credit quality continued to show noticeable improvement in the second quarter of 2011, compared to the second quarter of 2010, as classified assets, nonperforming assets and net charge-offs declined considerably," continued Mr. Kaczmarek. "The provision for loan losses stabilized as a result of improved credit trends. However, we continue to maintain a strong allowance for loan losses at 2.96% of total loans outstanding at June 30, 2011."

Asset quality statistics continued to improve significantly reflecting the following metrics:

◆ Net charge-offs declined 90% during the second quarter of 2011 to $1.8 million, compared to $18.4 million in the second quarter of 2010, and decreased 9% from $2.0 million in the first quarter of 2011.

◆ The provision for loan losses was $955,000 in the second quarter of 2011, compared to $18.6 million in the second quarter of 2010, and $770,000 in the first quarter of 2011.

◆ The allowance for loan losses at June 30, 2011 was $23.2 million, or 2.96% of total loans, compared to $26.8 million, or 2.85% of total loans at June 30, 2010, and $24.0 million, or 2.99% of total loans at March 31, 2011.

◆ The allowance for loan losses to total nonperforming loans, or coverage ratio, improved to 95.51% at June 30, 2011, compared to 44.90% at June 30, 2010, and 90.41% at March 31, 2011.

◆ Classified assets decreased to $76.1 million at June 30, 2011, from $151.1 million at June 30, 2010, and from $81.4 million at March 31, 2011.

◆ Classified assets to Tier 1 capital plus the allowance for loan losses at the holding company and the bank level were 35% and 39% at June 30, 2011, respectively, compared to 108% and 84% at June 30, 2010, and 38% and 43% at March 31, 2011.

Nonperforming assets declined by $35.6 million year-over-year to $24.5 million, or 1.94% of total assets at June 30, 2011, from $60.1 million, or 4.61% of total assets at June 30, 2010.  At March 31, 2011, nonperforming assets totaled $27.5 million or 2.19% of total assets.  At June 30, 2011, 31% of the nonperforming assets were land and construction loans; 23% SBA loans; 20% commercial and industrial loans; 11% commercial real estate loans; 10% restructured and loans over 90 days past due and still accruing; 4% consumer and home equity loans; and 1% other real estate owned ("OREO").  At June 30, 2011, the $24.5 million of nonperforming assets included $1.2 million of loan outstandings guaranteed by the SBA and $1.4 million of restructured loans still accruing interest income.  Total OREO was $248,000 at June 30, 2011, compared to $555,000 at June 30, 2010, and $918,000 at March 31, 2011.

Total deposits were $998.6 million at June 30, 2011, compared to $1.04 billion at June 30, 2010, and $1.00 billion at March 31, 2011.  Noninterest-bearing demand deposits increased $84.2 million to $333.2 million at June 30, 2011, compared to $249.0 million a year ago, and increased $8.1 million compared to $325.1 million at March 31, 2011.  At June 30, 2011, brokered deposits declined 42% to $94.6 million, from $163.7 million at June 30, 2010, and declined 3% from $97.8 million at March 31, 2011.  Deposits, excluding brokered deposits, were $903.9 million at June 30, 2011, compared to $873.7 million at June 30, 2010, and $905.5 million at March 31, 2011.  The total cost of deposits decreased 39 basis points to 0.42% during the second quarter of 2011 from 0.81% during the second quarter of 2010, and decreased 10 basis points from 0.52% during the first quarter of 2011, primarily as a result of a reduction in higher-cost wholesale deposits and higher noninterest-bearing demand deposit balances.

"Our mix of deposits is strong with a high proportion of noninterest-bearing demand deposits increasing 34% year-over-year.  Noninterest-bearing deposits currently account for 33% of total deposits, compared to 24% a year ago," said Mr. Kaczmarek.

Tangible equity was $184.7 million at June 30, 2011, compared to $182.3 million at June 30, 2010, and $180.3 million at March 31, 2011.  Tangible book value per common share was $4.81 at June 30, 2011, compared to $6.25 at June 30, 2010, and $4.65 at March 31, 2011.  The tangible book value per common share at June 30, 2010 did not include the shares of the Series B Preferred Stock and Series C Preferred Stock issued in the $75 million private placement in the second quarter of 2010.  In the per common share data attached, the Company details the tangible book value per share, assuming the Company's outstanding Series C Preferred Stock issued in June 2010 was converted into common stock.  During the third quarter of 2010, the Company's shareholders approved the issuance of common stock upon the conversion of the Series B Preferred Stock and the Series C Preferred Stock.  As a result, the Series B Preferred Stock was converted into approximately 14.4 million shares of common stock of the Company and the shares of Series B Preferred Stock ceased to be outstanding.  The Series C Preferred Stock remains outstanding until it has been converted into common stock in accordance with its terms.  There were 21,004 shares of Series C Preferred Stock outstanding at June 30, 2011 and the Series C Preferred Stock is convertible into an aggregate of 5.6 million shares of common stock at a conversion price of $3.75, upon a transfer of the Series C Preferred Stock in a widely dispersed offering.

The Company's accumulated other comprehensive loss was ($2.3) million at June 30, 2011, compared to ($569,000) a year ago, and ($4.8) million at March 31, 2011. The components of other comprehensive loss at June 30, 2011 include the following: a $477,000  unrealized gain on available-for-sale securities; a ($2.0) million unrealized loss on split dollar insurance contracts; a ($2.0) million unrealized loss on the supplemental executive retirement plan; and a $1.3 million unrealized gain on interest-only strip from SBA loans.

**Operating Results**

Net interest income, before the provision for loan losses, remained relatively flat at $11.5 million in the second quarter of 2011, from $11.4 million in the second quarter a year ago, but increased from $11.2 million in the first quarter of 2011. Net interest income for the six months ended June 30, 2011 was $22.7 million, compared to $22.8 million for the six months ended June 30, 2010.  Net interest income was adversely impacted by a decrease in loan balances, partially offset by an increase in investment securities.

The net interest margin improved 11 basis points to 3.95% for the second quarter of 2011, compared to 3.84% for the second quarter a year ago, and remained flat compared to the first quarter of 2011. The increase in the net interest margin for the second quarter of 2011, compared to the second quarter of 2010 was principally due to a higher yield on loans, a lower cost of deposits as a result of higher noninterest-bearing demand deposit balances, and a lower level of nonaccrual loans.  The net interest margin increased to 3.95% for the first six months of 2011, compared to 3.83% for the first six months of 2010, primarily as a result of higher yields on loans, a lower cost of deposits and a lower level of nonaccrual loans.

The Company recorded a $955,000 provision for loan losses in the second quarter of 2011, compared to $18.6 million in the second quarter of 2010, and $770,000 in the first quarter of 2011.  The Company had a provision for loan losses of $1.7 million for the six months ended June 30, 2011 and $23.7 million for the six months ended June 30, 2010.

Noninterest income was $2.2 million for the second quarter of 2011, compared to $1.9 million for the second quarter of 2010 and the first quarter of 2011.  In the first six months of 2011, noninterest income was $4.1 million, compared to $3.6 million in the first six months a year ago.  Noninterest income was higher in the second quarter and first six months of 2011 primarily due to a higher gain on sales of SBA loans for the periods as a previously deferred gain of $192,000 from loan sales in the first quarter of 2011 was recognized in the second quarter of 2011.

Noninterest expense in the second quarter of 2011 declined 17% to $9.5 million, compared to $11.4 million (excluding the $43.2 million impairment of goodwill) in the second quarter of 2010, and decreased 9% from $10.4 million in the first quarter of 2011.  Noninterest expense in the first six months of 2011 declined 16% to $19.9 million, compared to $23.6 million (excluding the $43.2 million impairment of goodwill) in the first six months of 2010. The decrease in noninterest expense in the second quarter and first six months of 2011 was primarily due to a decline in salaries and employee benefits expense, lower FDIC insurance premiums, and reduced professional fees related to problem loans and expenses related to OREO properties.

The income tax expense for the quarter ended June 30, 2011 was $1.1 million, compared to an income tax benefit of ($5.8) million in the second quarter a year ago, and an income tax expense of $331,000 in the first quarter of 2011. In the first six months of 2011, the income tax expense was $1.5 million, compared to an income tax benefit of ($5.9) million in the first six months a year ago. The effective tax rate for the quarter ended June 30, 2011 was 35%, compared to -10% in the second quarter a year ago, and 17% in the first quarter of 2011. The increase in the effective tax rate in the second quarter of 2011 from second quarter of 2010 and the first quarter of 2011 was a result of the increase in pre-tax income for the first six months of 2011. The effective tax rate for the six months ended June 30, 2011 was 28%, compared to -9% in the first six months of 2010. The difference in the effective tax rate compared to the combined federal and state statutory tax rate of 42% is primarily the result of the Company's investment in life insurance policies whose earnings are not subject to taxes, and tax credits related to investments in low income housing limited partnerships.

The efficiency ratio improved to 69.43% for the second quarter of 2011, compared to 85.46% for the second quarter of 2010 (excluding the $43.2 million impairment of goodwill) and 79.55% in the first quarter of 2011. The efficiency ratio improved to 74.39% for the first six months of 2011. The efficiency ratio (excluding the $43.2 million impairment of goodwill) was 89.42% for the first six months of 2010. The improvement in the efficiency ratio for the second quarter and first six months of 2011 was a result of a higher gain on sale of SBA loans and lower operating expenses.

Dividends and discount accretion on preferred stock totaled $604,000 for the second quarter of 2011, and $1.2 million for the six months ended June 30, 2011. Dividends and discount accretion on preferred stock of $1.0 million for the second quarter of 2010 and $1.6 million for the six months ended June 30, 2010 included $411,000 of dividends recorded for the Series B Preferred Stock and the Series C Preferred Stock issued in the June 2010 private placement. The holders of the Series B Preferred Stock and Series C Preferred Stock were entitled to receive cumulative dividends at a per annum rate of 20%, payable semi-annually in arrears commencing on December 21, 2010, unless shareholder approval was obtained before December 21, 2010 for the issuance of common stock upon the conversion of the Series B Preferred Stock and upon the conversion of the Series C Preferred Stock. The Company recorded $411,000 of dividends on the Series B Preferred Stock and Series C Preferred Stock in the three and six months ended June 30, 2010. As a result of the shareholder approval in the third quarter of 2010, no cumulative dividends were required to be paid on the Series B Preferred Stock and the Series C Preferred Stock and the previously recognized dividends were reversed in the quarter ended September 30, 2010.

**Heritage Commerce Corp,** a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Los Altos, Los Gatos, Morgan Hill, Mountain View, Pleasanton, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender with an additional Loan Production Office in Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.

<center>**Forward Looking Statement Disclaimer**</center>

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) competition for loans and deposits and failure to attract or retain deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including but not limited to the allowance for loan losses; (3) risks associated with concentrations in real estate related loans; (4) changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (5) the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (6) stability of funding sources and continued availability of borrowings; (7) the effect of changes in laws and regulations with which the Company and Heritage Bank of Commerce must comply, including, but not limited to any increase in FDIC insurance premiums; (8) our ability to raise capital or incur debt on reasonable terms; (9) legal limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (10) future legislative or administrative changes to the U.S. Treasury Capital Purchase Program enacted under the Emergency Economic Stabilization Act of 2008; (11) the impact of the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 and related rules and regulations on our business operations and competitiveness, including the impact of executive compensation restrictions, which may affect our ability to retain and recruit executives in competition with other firms who do not operate under those restrictions; (12) the impact of the Dodd Frank Wall Street Reform and Consumer Protection Act signed by President Obama on July 21, 2010; (13) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (14) changes in the deferred tax asset valuation allowance in future quarters; (15) the costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (16) the ability to increase market share and control expenses; and (17) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Member FDIC

| CONSOLIDATED STATEMENTS OF OPERATIONS (in $000's, unaudited) | For the Three Months Ended: | | | Percent Change From: | | For the Six Months Ended: | | Percent Change |
|---|---|---|---|---|---|---|---|---|
| | June 30, 2011 | March 31, 2011 | June 30, 2010 | March 31, 2011 | June 30, 2010 | June 30, 2011 | June 30, 2010 | |
| Interest income | $ 13,015 | $ 12,986 | $ 14,212 | 0% | -8% | $ 26,001 | $ 28,559 | -9% |
| Interest expense | 1,543 | 1,790 | 2,784 | -14% | -45% | 3,333 | 5,762 | -42% |
| Net interest income before provision for loan losses | 11,472 | 11,196 | 11,428 | 2% | 0% | 22,668 | 22,797 | -1% |
| Provision for loan losses | 955 | 770 | 18,600 | 24% | -95% | 1,725 | 23,695 | -93% |
| Net interest income (loss) after provision for loan losses | 10,517 | 10,426 | (7,172) | 1% | 247% | 20,943 | (898) | 2432% |
| Noninterest income: | | | | | | | | |
| Service charges and fees on deposit accounts | 587 | 567 | 579 | 4% | 1% | 1,154 | 1,128 | 2% |
| Gain on sales of SBA loans | 476 | 379 | 163 | 26% | 192% | 855 | 277 | 209% |
| Servicing income | 435 | 411 | 425 | 6% | 2% | 846 | 846 | 0% |
| Increase in cash surrender value of life insurance | 419 | 426 | 413 | -2% | 1% | 845 | 822 | 3% |
| Other | 253 | 134 | 298 | 89% | -15% | 387 | 489 | -21% |
| Total noninterest income | 2,170 | 1,917 | 1,878 | 13% | 16% | 4,087 | 3,562 | 15% |
| Noninterest expense: | | | | | | | | |
| Salaries and employee benefits | 5,111 | 5,393 | 5,491 | -5% | -7% | 10,504 | 11,373 | -8% |
| Occupancy and equipment | 1,031 | 1,038 | 983 | -1% | 5% | 2,069 | 1,942 | 7% |
| Professional fees | 456 | 839 | 1,144 | -46% | -60% | 1,295 | 2,421 | -47% |
| FDIC deposit insurance premiums | 383 | 524 | 1,019 | -27% | -62% | 907 | 2,210 | -59% |
| Impairment of goodwill | - | - | 43,181 | N/A | -100% | - | 43,181 | -100% |
| Other | 2,491 | 2,637 | 2,734 | -6% | -9% | 5,128 | 5,624 | -9% |
| Total noninterest expense | 9,472 | 10,431 | 54,552 | -9% | -83% | 19,903 | 66,751 | -70% |
| Income (loss) before income taxes | 3,215 | 1,912 | (59,846) | 68% | 105% | 5,127 | (64,087) | 108% |
| Income tax expense (benefit) | 1,129 | 331 | (5,753) | 241% | 120% | 1,460 | (5,874) | 125% |
| Net income (loss) | 2,086 | 1,581 | (54,093) | 32% | 104% | 3,667 | (58,213) | 106% |
| Dividends and discount accretion on preferred stock | (604) | (596) | (1,009) | 1% | -40% | (1,200) | (1,600) | -25% |
| Net income (loss) allocable to common shareholders | $ 1,482 | $ 985 | $ (55,102) | 50% | 103% | $ 2,467 | $ (59,813) | 104% |
| **PER COMMON SHARE DATA (unaudited)** | | | | | | | | |
| Basic earnings (loss) per share | $ 0.05 | $ 0.03 | $ (4.66) | 67% | 101% | $ 0.08 | $ (5.06) | 102% |
| Diluted earnings (loss) per share | $ 0.05 | $ 0.03 | $ (4.66) | 67% | 101% | $ 0.08 | $ (5.06) | 102% |
| Common shares outstanding at period-end | 26,295,001 | 26,233,001 | 11,820,509 | 0% | 122% | 26,295,001 | 11,820,509 | 122% |
| Pro forma common shares outstanding at period-end, assuming Series C preferred stock was converted into common stock | 31,896,001 | 31,834,001 | 11,820,509 | 0% | 170% | 31,896,001 | 11,820,509 | 170% |
| Book value per share | $ 4.91 | $ 4.76 | $ 6.53 | 3% | -25% | $ 4.91 | $ 6.53 | -25% |
| Tangible book value per share | $ 4.81 | $ 4.65 | $ 6.25 | 3% | -23% | $ 4.81 | $ 6.25 | -23% |
| Pro forma tangible book value per share, assuming Series C preferred stock was converted into common stock | $ 4.57 | $ 4.45 | N/A | 3% | N/A | $ 4.57 | N/A | N/A |
| **KEY FINANCIAL RATIOS (unaudited)** | | | | | | | | |
| Annualized return (loss) on average equity | 4.50% | 3.51% | -121.78% | 28% | 104% | 4.01% | -66.70% | 106% |
| Annualized return (loss) on average tangible equity | 4.57% | 3.57% | -164.27% | 28% | 103% | 4.08% | -90.59% | 105% |
| Annualized return (loss) on average assets | 0.66% | 0.51% | -16.28% | 29% | 104% | 0.59% | -8.74% | 107% |
| Annualized return (loss) on average tangible assets | 0.66% | 0.51% | -16.86% | 29% | 104% | 0.59% | -9.05% | 107% |
| Net interest margin | 3.95% | 3.95% | 3.84% | 0% | 3% | 3.95% | 3.83% | 3% |
| Efficiency ratio, excluding impairment of goodwill | 69.43% | 79.55% | 85.46% | -13% | -19% | 74.39% | 89.42% | -17% |
| **AVERAGE BALANCES (in $000's, unaudited)** | | | | | | | | |
| Average assets | $ 1,266,147 | $ 1,248,333 | $ 1,332,927 | 1% | -5% | $ 1,257,290 | $ 1,343,401 | -6% |
| Average tangible assets | $ 1,263,318 | $ 1,245,372 | $ 1,286,839 | 1% | -2% | $ 1,254,395 | $ 1,297,001 | -3% |
| Average earning assets | $ 1,163,684 | $ 1,150,061 | $ 1,193,365 | 1% | -2% | $ 1,156,910 | $ 1,200,912 | -4% |
| Average loans held-for-sale | $ 7,611 | $ 10,132 | $ 11,407 | -25% | -33% | $ 8,864 | $ 12,090 | -27% |
| Average total loans | $ 799,228 | $ 833,645 | $ 991,580 | -4% | -19% | $ 816,342 | $ 1,021,180 | -20% |
| Average deposits | $ 1,012,992 | $ 999,191 | $ 1,070,704 | 1% | -5% | $ 1,006,130 | $ 1,072,410 | -6% |
| Average demand deposits - noninterest-bearing | $ 332,535 | $ 312,041 | $ 258,902 | 7% | 28% | $ 322,345 | $ 256,671 | 26% |
| Average interest-bearing deposits | $ 680,457 | $ 687,150 | $ 811,802 | -1% | -16% | $ 683,785 | $ 815,739 | -16% |
| Average interest-bearing liabilities | $ 705,164 | $ 716,475 | $ 860,897 | -2% | -18% | $ 710,788 | $ 873,859 | -19% |
| Average equity | $ 185,911 | $ 182,451 | $ 178,167 | 2% | 4% | $ 184,191 | $ 175,989 | 5% |
| Average tangible equity | $ 183,082 | $ 179,490 | $ 132,079 | 2% | 39% | $ 181,296 | $ 129,589 | 40% |

| CONSOLIDATED BALANCE SHEETS (in $000's, unaudited) | End of Period: June 30, 2011 | March 31, 2011 | June 30, 2010 | Percent Change From: March 31, 2011 | June 30, 2010 |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| Cash and due from banks | $ 20,334 | $ 18,928 | $ 23,904 | 7% | -15% |
| Federal funds sold | - | - | 100 | N/A | -100% |
| Interest-bearing deposits in other financial institutions | 67,928 | 88,540 | 84,496 | -23% | -20% |
| Securities available-for-sale, at fair value | 302,968 | 250,132 | 142,212 | 21% | 113% |
| Loans held-for-sale - SBA, including deferred costs | 3,657 | 7,141 | 12,291 | -49% | -70% |
| Loans held-for-sale - other, including deferred costs | 435 | 2,223 | 17,079 | -80% | -97% |
| Loans: | | | | | |
| Commercial | 358,227 | 365,748 | 388,471 | -2% | -8% |
| Real estate: | | | | | |
| Commercial and residential | 315,426 | 320,950 | 373,000 | -2% | -15% |
| Land and construction | 41,987 | 50,496 | 110,194 | -17% | -62% |
| Home equity | 52,621 | 52,129 | 52,419 | 1% | 0% |
| Consumer | 13,040 | 13,174 | 12,837 | -1% | 2% |
| Loans | 781,301 | 802,497 | 936,921 | -3% | -17% |
| Deferred loan costs, net | 779 | 853 | 852 | -9% | -9% |
| Total loans, including deferred costs | 782,080 | 803,350 | 937,773 | -3% | -17% |
| Allowance for loan losses | (23,167) | (24,009) | (26,753) | -4% | -13% |
| Loans, net | 758,913 | 779,341 | 911,020 | -3% | -17% |
| Company owned life insurance | 44,776 | 44,107 | 42,827 | 2% | 5% |
| Premises and equipment, net | 8,086 | 8,219 | 8,726 | -2% | -7% |
| Intangible assets | 2,753 | 2,884 | 3,302 | -5% | -17% |
| Accrued interest receivable and other assets | 52,219 | 53,895 | 57,803 | -3% | -10% |
| **Total assets** | $ 1,262,069 | $ 1,255,410 | $ 1,303,760 | 1% | -3% |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| **Liabilities:** | | | | | |
| Deposits: | | | | | |
| Demand, noninterest-bearing | $ 333,199 | $ 325,058 | $ 249,017 | 3% | 34% |
| Demand, interest-bearing | 128,464 | 135,903 | 153,173 | -5% | -16% |
| Savings and money market | 276,538 | 262,763 | 281,619 | 5% | -2% |
| Time deposits - under $100 | 30,676 | 32,592 | 38,201 | -6% | -20% |
| Time deposits - $100 and over | 114,208 | 128,156 | 133,443 | -11% | -14% |
| Time deposits - CDARS | 20,839 | 21,025 | 18,240 | -1% | 14% |
| Time deposits - brokered | 94,631 | 97,826 | 163,732 | -3% | -42% |
| Total deposits | 998,555 | 1,003,323 | 1,037,425 | 0% | -4% |
| Securities sold under agreement to repurchase | - | - | 20,000 | N/A | -100% |
| Subordinated debt | 23,702 | 23,702 | 23,702 | 0% | 0% |
| Short-term borrowings | - | 2,174 | 3,992 | -100% | -100% |
| Accrued interest payable and other liabilities | 52,333 | 42,979 | 32,997 | 22% | 59% |
| Total liabilities | 1,074,590 | 1,072,178 | 1,118,116 | 0% | -4% |
| **Shareholders' Equity:** | | | | | |
| Series A preferred stock, net | 38,813 | 38,715 | 38,431 | 0% | 1% |
| Series B preferred stock, net | - | - | 50,385 | N/A | -100% |
| Series C preferred stock, net | 19,519 | 19,519 | 19,599 | 0% | 0% |
| Common stock | 130,836 | 130,682 | 80,810 | 0% | 62% |
| Retained earnings / (Accumulated deficit) | 601 | (881) | (3,012) | 168% | 120% |
| Accumulated other comprehensive loss | (2,290) | (4,803) | (569) | 52% | -302% |
| Total shareholders' equity | 187,479 | 183,232 | 185,644 | 2% | 1% |
| **Total liabilities and shareholders' equity** | $ 1,262,069 | $ 1,255,410 | $ 1,303,760 | 1% | -3% |

<table>
<tr><td></td><td colspan="3">End of Period:</td><td colspan="2">Percent Change From:</td></tr>
<tr><td></td><td>June 30,<br>2011</td><td>March 31,<br>2011</td><td>June 30,<br>2010</td><td>March 31,<br>2011</td><td>June 30,<br>2010</td></tr>
<tr><td>**CREDIT QUALITY DATA**</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>**(in $000's, unaudited)**</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Nonaccrual loans - held-for-sale</td><td>$ 202</td><td>$ 1,989</td><td>$ 9,806</td><td>-90%</td><td>-98%</td></tr>
<tr><td>Nonaccrual loans - held-for-investment</td><td>21,607</td><td>22,896</td><td>47,263</td><td>-6%</td><td>-54%</td></tr>
<tr><td>Restructured and loans over 90 days past due and still accruing</td><td>2,448</td><td>1,671</td><td>2,516</td><td>46%</td><td>-3%</td></tr>
<tr><td>Total nonperforming loans</td><td>24,257</td><td>26,556</td><td>59,585</td><td>-9%</td><td>-59%</td></tr>
<tr><td>Other real estate owned</td><td>248</td><td>918</td><td>555</td><td>-73%</td><td>-55%</td></tr>
<tr><td>**Total nonperforming assets**</td><td>$ 24,505</td><td>$ 27,474</td><td>$ 60,140</td><td>-11%</td><td>-59%</td></tr>
<tr><td>Net charge-offs during the quarter</td><td>$ 1,797</td><td>$ 1,965</td><td>$ 18,374</td><td>-9%</td><td>-90%</td></tr>
<tr><td>Provision for loan losses during the quarter</td><td>$ 955</td><td>$ 770</td><td>$ 18,600</td><td>24%</td><td>-95%</td></tr>
<tr><td>Allowance for loan losses</td><td>$ 23,167</td><td>$ 24,009</td><td>$ 26,753</td><td>-4%</td><td>-13%</td></tr>
<tr><td>Classified assets</td><td>$ 76,142</td><td>$ 81,422</td><td>$ 151,111</td><td>-6%</td><td>-50%</td></tr>
<tr><td>Allowance for loan losses to total loans</td><td>2.96%</td><td>2.99%</td><td>2.85%</td><td>-1%</td><td>4%</td></tr>
<tr><td>Allowance for loan losses to total nonperforming loans</td><td>95.51%</td><td>90.41%</td><td>44.90%</td><td>6%</td><td>113%</td></tr>
<tr><td>Allowance for loan losses to total nonperforming loans,<br>  excluding nonaccrual loans - held-for-sale</td><td>96.31%</td><td>97.73%</td><td>53.74%</td><td>-1%</td><td>79%</td></tr>
<tr><td>Nonperforming assets to total assets</td><td>1.94%</td><td>2.19%</td><td>4.61%</td><td>-11%</td><td>-58%</td></tr>
<tr><td>Nonperforming loans to total loans plus<br>  nonaccrual loans - held-for-sale</td><td>3.10%</td><td>3.30%</td><td>6.29%</td><td>-6%</td><td>-51%</td></tr>
<tr><td>**OTHER PERIOD-END STATISTICS**</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>**(in $000's, unaudited)**</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Heritage Commerce Corp:</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Tangible equity</td><td>$ 184,726</td><td>$ 180,348</td><td>$ 182,342</td><td>2%</td><td>1%</td></tr>
<tr><td>Tangible common equity</td><td>$ 126,394</td><td>$ 122,114</td><td>$ 73,927</td><td>4%</td><td>71%</td></tr>
<tr><td>Shareholders' equity / total assets</td><td>14.85%</td><td>14.60%</td><td>14.24%</td><td>2%</td><td>4%</td></tr>
<tr><td>Tangible equity / tangible assets</td><td>14.67%</td><td>14.40%</td><td>14.02%</td><td>2%</td><td>5%</td></tr>
<tr><td>Tangible common equity / tangible assets</td><td>10.04%</td><td>9.75%</td><td>5.68%</td><td>3%</td><td>77%</td></tr>
<tr><td>Loan to deposit ratio</td><td>78.32%</td><td>80.07%</td><td>90.39%</td><td>-2%</td><td>-13%</td></tr>
<tr><td>Noninterest-bearing deposits / total deposits</td><td>33.37%</td><td>32.40%</td><td>24.00%</td><td>3%</td><td>39%</td></tr>
<tr><td>Total risk-based capital ratio</td><td>22.0%</td><td>21.2%</td><td>18.7%</td><td>4%</td><td>18%</td></tr>
<tr><td>Tier 1 risk-based capital ratio</td><td>20.8%</td><td>19.9%</td><td>10.7%</td><td>5%</td><td>94%</td></tr>
<tr><td>Leverage ratio</td><td>15.5%</td><td>15.3%</td><td>8.6%</td><td>1%</td><td>80%</td></tr>
<tr><td>Heritage Bank of Commerce:</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Total risk-based capital ratio</td><td>19.5%</td><td>18.5%</td><td>15.8%</td><td>5%</td><td>23%</td></tr>
<tr><td>Tier 1 risk-based capital ratio</td><td>18.2%</td><td>17.3%</td><td>14.5%</td><td>5%</td><td>26%</td></tr>
<tr><td>Leverage ratio</td><td>13.6%</td><td>13.3%</td><td>11.7%</td><td>2%</td><td>16%</td></tr>
</table>

**NET INTEREST INCOME AND NET INTEREST MARGIN**
**(in $000's, unaudited)**

| | For the Three Months Ended June 30, 2011 | | | For the Three Months Ended June 30, 2010 | | |
|---|---|---|---|---|---|---|
| | Average Balance | Interest Income/ Expense | Average Yield/ Rate | Average Balance | Interest Income/ Expense | Average Yield/ Rate |
| **Assets:** | | | | | | |
| Loans, gross* | $ 806,839 | $ 10,685 | 5.31% | $ 1,002,987 | $ 12,737 | 5.09% |
| Securities | 278,908 | 2,278 | 3.28% | 149,254 | 1,458 | 3.92% |
| Federal funds sold and interest-bearing deposits in other financial institutions | 77,937 | 52 | 0.27% | 41,124 | 17 | 0.17% |
| Total interest earning assets | 1,163,684 | 13,015 | 4.49% | 1,193,365 | 14,212 | 4.78% |
| Cash and due from banks | 20,932 | | | 20,821 | | |
| Premises and equipment, net | 8,160 | | | 8,825 | | |
| Goodwill and other intangible assets | 2,829 | | | 46,088 | | |
| Other assets | 70,542 | | | 63,828 | | |
| Total assets | $ 1,266,147 | | | $ 1,332,927 | | |
| **Liabilities and shareholders' equity:** | | | | | | |
| Deposits: | | | | | | |
| Demand, noninterest-bearing | $ 332,535 | | | $ 258,902 | | |
| Demand, interest-bearing | $ 132,079 | 65 | 0.20% | $ 150,565 | 83 | 0.22% |
| Savings and money market | 280,870 | 259 | 0.37% | 294,628 | 363 | 0.49% |
| Time deposits - under $100 | 32,194 | 61 | 0.76% | 38,514 | 133 | 1.39% |
| Time deposits - $100 and over | 121,929 | 342 | 1.13% | 132,062 | 470 | 1.43% |
| Time deposits - CDARS | 21,254 | 24 | 0.45% | 18,849 | 48 | 1.02% |
| Time deposits - brokered | 92,131 | 317 | 1.38% | 177,184 | 1,060 | 2.40% |
| Total interest-bearing deposits | 680,457 | 1,068 | 0.63% | 811,802 | 2,157 | 1.07% |
| Total deposits | 1,012,992 | 1,068 | 0.42% | 1,070,704 | 2,157 | 0.81% |
| Subordinated debt | 23,702 | 467 | 7.90% | 23,702 | 468 | 7.92% |
| Securities sold under agreement to repurchase | - | - | N/A | 20,000 | 113 | 2.27% |
| Short-term borrowings | 1,005 | 8 | 3.19% | 5,393 | 46 | 3.42% |
| Total interest-bearing liabilities | 705,164 | 1,543 | 0.88% | 860,897 | 2,784 | 1.30% |
| Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds | 1,037,699 | 1,543 | 0.60% | 1,119,799 | 2,784 | 1.00% |
| Other liabilities | 42,537 | | | 34,961 | | |
| Total liabilities | 1,080,236 | | | 1,154,760 | | |
| Shareholders' equity | 185,911 | | | 178,167 | | |
| Total liabilities and shareholders' equity | $ 1,266,147 | | | $ 1,332,927 | | |
| Net interest income / margin | | $ 11,472 | 3.95% | | $ 11,428 | 3.84% |

| | For the Six Months Ended June 30, 2011 | | | For the Six Months Ended June 30, 2010 | | |
|---|---|---|---|---|---|---|
| | Average Balance | Interest Income/ Expense | Average Yield/ Rate | Average Balance | Interest Income/ Expense | Average Yield/ Rate |
| **Assets:** | | | | | | |
| Loans, gross* | $ 825,206 | $ 21,675 | 5.30% | $ 1,033,270 | $ 25,911 | 5.06% |
| Securities | 262,476 | 4,240 | 3.26% | 138,191 | 2,621 | 3.82% |
| Federal funds sold and interest-bearing deposits in other financial institutions | 69,228 | 86 | 0.25% | 29,451 | 27 | 0.18% |
| Total interest earning assets | 1,156,910 | 26,001 | 4.53% | 1,200,912 | 28,559 | 4.80% |
| Cash and due from banks | 20,743 | | | 21,002 | | |
| Premises and equipment, net | 8,244 | | | 8,891 | | |
| Goodwill and other intangible assets | 2,895 | | | 46,400 | | |
| Other assets | 68,498 | | | 66,196 | | |
| Total assets | $ 1,257,290 | | | $ 1,343,401 | | |
| **Liabilities and shareholders' equity:** | | | | | | |
| Deposits: | | | | | | |
| Demand, noninterest-bearing | $ 322,345 | | | $ 256,671 | | |
| Demand, interest-bearing | 133,907 | 132 | 0.20% | 149,966 | 169 | 0.23% |
| Savings and money market | 274,346 | 526 | 0.39% | 298,111 | 762 | 0.52% |
| Time deposits - under $100 | 32,698 | 132 | 0.81% | 39,036 | 281 | 1.45% |
| Time deposits - $100 and Over | 127,856 | 761 | 1.20% | 132,215 | 968 | 1.48% |
| Time deposits - CDARS | 21,389 | 49 | 0.46% | 19,110 | 101 | 1.07% |
| Time deposits - brokered | 93,589 | 739 | 1.59% | 177,301 | 2,240 | 2.55% |
| Total interest-bearing deposits | 683,785 | 2,339 | 0.69% | 815,739 | 4,521 | 1.12% |
| Total deposits | 1,006,130 | 2,339 | 0.47% | 1,072,410 | 4,521 | 0.85% |
| Subordinated debt | 23,702 | 932 | 7.93% | 23,702 | 934 | 7.95% |
| Securities sold under agreement to repurchase | 1,436 | 24 | 3.37% | 21,354 | 244 | 2.30% |
| Short-term borrowings | 1,865 | 38 | 4.11% | 13,064 | 63 | 0.97% |
| Total interest-bearing liabilities | 710,788 | 3,333 | 0.95% | 873,859 | 5,762 | 1.33% |
| Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds | 1,033,133 | 3,333 | 0.65% | 1,130,530 | 5,762 | 1.03% |
| Other liabilities | 39,966 | | | 36,882 | | |
| Total liabilities | 1,073,099 | | | 1,167,412 | | |
| Shareholders' equity | 184,191 | | | 175,989 | | |
| Total liabilities and shareholders' equity | $ 1,257,290 | | | $ 1,343,401 | | |
| Net interest income / margin | | $ 22,668 | 3.95% | | $ 22,797 | 3.83% |

*Includes loans held-for-sale. Yield amounts earned on loans include loan fees and costs. Nonaccrual loans are included in average balance.